1(650) 320-1804

jeffhartlin@paulhastings.com

94656.00001

September 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Pamela Howell, Special Counsel

Ruairi Regan

Re:	CareDx, Inc.

  Registration Statement on Form S-1

  Filed August 25, 2017

  File No. 333-220183

Ladies and Gentlemen:

On behalf of CareDx, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated September 7, 2017 relating to the Company’s Registration Statement on Form S-1 (File No. 333-220183) (the “Registration Statement”) filed with the Commission on August 25, 2017.

In this letter we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1.	It appears you are attempting to register the resale of 1,791,755 shares of common stock issuable pursuant to certain Conversion Agreements and that such shares have not yet been issued. We also note that the issuance of such shares is contingent upon approval of shareholders in accordance with NASDAQ requirements. Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act 1933 prior to your attempt to register the resale of the 1,791,755 shares. Refer to Securities Act Sections CDI 134.01 and Securities Act Forms CDI 116.19 for guidance.

The Company acknowledges the Staff’s comment and respectfully provides the following analysis showing the Company’s determination that a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), had been completed prior to the filing of the Registration Statement.

U.S. Securities and Exchange Commission

September 11, 2017

To satisfy the requirements of the exemption under Section 4(a)(2) of the Securities Act, a sale must generally be made by the issuer to sophisticated buyers, not involving a public offering. The Company believes that the sale of shares of the Company’s Common Stock pursuant to the Third Amendment to Conditional Share Purchase Agreement and Conversion Agreements (the “Conversion Agreements”) qualifies as a private placement under Section 4(a)(2) of the Securities Act, as it involved the issuance and sale of the Company’s Common Stock by the Company to three accredited investors (the “Investors”) for investment purposes. The Company made this determination on the basis of the representations and warranties made by each Investor in the Conversion Agreements to the effect that it is an “accredited investor,” as defined in Regulation D, and would acquire any shares of the Company’s common stock pursuant to the Conversion Agreements for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

The Conversion Agreements amend those certain conditional share purchase agreements entered into with each of the Investors, each dated December 16, 2015 and amended as of February 8, 2016 and January 20, 2017 (collectively, as amended, the “Purchase Agreements”). The Company entered into the Purchase Agreements with the Investors in connection with the Company’s acquisition of approximately 98% of the outstanding shares of CareDx International AB (formerly known as Allenex AB) in April 2016 (the “Allenex Acquisition”). The Company notes that, effective July 3, 2017, the Conversion Agreements amended the Purchase Agreements to provide, among other things, that 1,791,755 shares of the Company’s Common Stock (the “Shares”) could be issued to the Investors in satisfaction of the payment of approximately $2.0 million of deferred obligation owed by the Company to the Investors (the “Deferred Obligation”) in connection with the Allenex Acquisition.

The Company acknowledges that the Shares have yet to be issued pursuant to the Conversion Agreements. However, for the reasons set forth below, the Company believes that the sale of the Shares was completed for the purposes of the exemption under Section 4(a)(2) of the Securities Act on July 3, 2017, the date of effectiveness of the amendments to the Purchase Agreements that were implemented pursuant to the Conversion Agreements.

Securities Act Section CDI 134.01 provides, in relevant part:

At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

Similarly, Securities Act Forms CDI 116.19 provides, in relevant part:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of

U.S. Securities and Exchange Commission

September 11, 2017

effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.

Although the Shares have not yet been issued, under the Conversion Agreements, the Company is obligated to issue, and the Investors are obligated to accept, the Shares in exchange for the Deferred Obligation, subject only to receipt of the approval of the issuance of the Shares by the Company’s stockholders pursuant to NASDAQ Stock Market Rule 5635(a) (the “Required Approval”). If the Required Approval is obtained, the Investors will be obligated to accept the Shares in exchange for the payment of the Deferred Obligation. Pursuant to the rules of The Nasdaq Stock Market LLC governing the Required Approval, neither any of the shares issued in connection with the Allenex Acquisition, nor any of the shares issued to the Investors pursuant to the Conversion Agreements on July 3, 2017 will be entitled to vote on the proposal seeking the Required Approval. Accordingly, receipt of the Required Approval is not a condition within the Investors’ control or that the Investors can cause not to be satisfied, and the Investors are irrevocably committed to purchasing the Shares as they have no new investment discretion in determining whether to accept the Shares in exchange for the Deferred Obligation.

Additionally, the price at which the Deferred Obligation will be converted into Shares was fixed, upon the execution of the Conversion Agreements, at $1.12 (subject to adjustment for stock splits, stock dividends, recapitalizations or similar transactions), a price which was not based upon a future market price or a fluctuating ratio. Accordingly, the number of shares remaining to be issued to the Investors pursuant to the Conversion Agreement was also fixed as of such date at 1,791,755 shares, and the Investors have therefore assumed full market risk for the Shares.

*****

Please direct your questions or comments regarding the response to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of PAUL HASTINGS LLP

cc:	Peter Maag, Ph.D., Chief Executive Officer, CareDx, Inc.

Michael Bell, Chief Financial Officer, CareDx, Inc.